EPSON
SEIKO EPSON CORPORATION

File No. 82-34746

04 MAR 23 AM 7:21

March 9, 2004

Received 3/15/04

04010920

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Natsuki Sugita of Investor Relations Promotion Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Promotion Department

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language document listed 1 below is included in EXHIBIT A, and extract English translation of the document listed 2 below is included in EXHIBIT B, both attached hereto)

1. Interim Securities Report dated December 19, 2003

2. Interim Business Report (from April 1, 2003 to September 30, 2003)

B. ENGLISH LANGUAGE DOCUMENTS

(English documents listed below are included in EXHIBIT C, attached hereto)

Press Releases

	Date	Title
1.	January 28, 2004	Epson to Acquire IP and Equipment from Sumitomo Electric to Bolster Line of Gigahertz SAW Devices
2.	January 29, 2004	Consolidated Results for the Nine Months Ended December 31, 2003

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report dated December 19, 2003

This is the interim securities report filed with the Director of the Kanto Local Finance Bureau pursuant to the Securities and Exchange Law of Japan and containing information on the business, financial conditions, operating results, and interim consolidated and non-consolidated financial statements for each of the two half years ending September 30, 2003 and 2002.

EXHIBIT B

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in ANNEX A, Section A. Item 2.

[Translation]

INTERIM BUSINESS REPORT

[From April 1, 2003 to September 30, 2003]

Table of Contents

Consolidated Financial Highlights

[100 million yen]

	Interim September 2002	**Interim September 2003**	**Compared with the Previous Year**	**Fiscal 2002 (March 2003)**
Net sales	6,019	6,578	+ 9.3%	13,224
Operating profit	122	331	+ 169.7%	493
Current (interim) net income	21	165	+ 686.8%	125
Total assets	12,390	12,525	+ 1.1%	11,976
Net assets	2,720	3,988	+ 46.6%	2,813
Statistics per share (yen):				
Current (interim) net income	13.86	94.53	+ 582.0%	81.08
Net assets	1,791.30	2,031.27	+ 13.4%	1,851.13
Total Outstanding Shares (share)	151,864,592	196,364,592	+ 44,500,000	151,864,592

(Note 1) Fractions less than one million yen in the above table are rounded off.

(Note 2) Current (interim) net income per share is calculated on the basis of the average number of shares outstanding over the period, and net assets per share are calculated on the basis of the number of shares outstanding at the end of the interim period.

(Note 3) Total outstanding shares include treasury stock at the end of the interim period.

Summary of Consolidated Financial Report

INTERIM CONSOLIDATED BALANCE SHEET

[100 million yen]

ITEM	September 30, 2003	Fiscal 2002 (as at March 31, 2003)	ITEM	September 30, 2003	Fiscal 2002 (as at March 31, 2003)
ASSETS			LIABILITIES		
Current Assets	**7,415**	**6,468**	**Current Liabilities**	**4,840**	**4,946**
Cash and deposits	2,721	1,943	Notes payable and accounts payable	1,337	1,159
Notes receivable and accounts receivable	2,142	2,182	Short-term loans	1,179	1,437
Inventory assets	1,772	1,674	Current maturities of long-term loans	826	702
Other current assets	819	710			
Allowance for doubtful accounts	(41)	(42)	Arrearages	572	774
Fixed Assets	**5,110**	**5,507**	Other current liabilities	924	871
Fixed assets, tangible	4,143	4,427	**Long-term Liabilities**	**3,671**	**4,190**
Buildings and structures	3,766	3,782	Long-term loans	3,482	3,969
Machinery, equipment, and transportation equipment	4,620	4,729	Other long-term liabilities	188	221
Furniture and fixtures	1,783	1,779	**Total Liabilities**	**8,511**	**9,137**
Land	534	537	MINORITY SHAREHOLDERS' EQUITY		
Other tangible assets	107	119	**Minority Shareholders' Equity**	**25**	**26**
Accumulated depreciation	(6,669)	(6,522)	SHAREHOLDERS' EQUIRTY		
Fixed assets, intangible	247	269	**Shareholders' Equity**	**532**	**125**
Investments and other assets	720	810	**Additional Capital**	**795**	**102**
Investment securities	382	359	**Accumulated Earnings**	**2,798**	**2,648**
Other investments and assets	345	460	**Other Variance of the Estimate of Securities**	**18**	**1**
Allowance for doubtful accounts	(7)	(8)	**Cumulative Translation Adjustment**	**(155)**	**(65)**
			Common Stock for Treasury	**(0)**	**(0)**
			Total Shareholders' Equity	**3,988**	**2,813**
TOTAL ASSETS	**12,525**	**11,976**	**TOTAL LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY**	**12,525**	**11,976**

(Note) Fractions less than one million yen in the above table are rounded off.

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

[100 million yen]

ITEM	From April 1, 2003, to September 30, 2003	From April 1, 2002, to September 30, 2002
Net Sales	6,578	6,019
Operating Profit	331	122
Recurring Profit	321	82
Interim Net Profit Before Tax Adjustments	287	67
Interim Net Profit	165	21

(Note) Fractions less than one million yen in the above table are rounded off.

INTERIM CONSOLIDATED CASH FLOW STATEMENT

[100 million yen]

ITEM	From April 1, 2003, to September 30, 2003	From April 1, 2002, to September 30, 2002
Cash Flow from Operating Activities	730	569
Cash Flow from Investing Activities	(419)	(663)
Cash Flow from Financing Activities	492	468
Exchange Differences of Cash and Cash Equivalents	(26)	(9)
Net Increase in Cash and Cash Equivalents	777	364
Cash and Cash Equivalents at the Beginning of the Year	1,922	1,313
Cash and Cash Equivalents at the End of the Interim Period	2,700	1,677

(Note) Fractions less than one million yen in the above table are rounded off.

Summary of Nonconsolidated Financial Report

INTERIM CONSOLIDATED BALANCE SHEET

[100 million yen]

ITEM	September 30, 2003	Fiscal 2002 (as at March 31, 2003)	ITEM	September 30, 2003	Fiscal 2002 (as at March 31, 2003)
ASSETS			LIABILITIES		
Current Assets	**5,620**	**4,640**	**Current Liabilities**	**3,992**	**4,058**
Cash and deposits	2,114	1,257	Notes payable and accounts payable	1,605	1,401
Notes receivable and accounts receivable	1,827	1,702	Short-term loans	815	1,101
Inventory assets	704	796	Current maturities of long-term loans	785	657
Other current assets	973	904			
Allowance for doubtful accounts	(0)	(20)	Arrearages	461	639
Fixed Assets	**5,414**	**5,731**	Other current liabilities	324	259
Fixed assets, tangible	3,387	3,574	**Long-term Liabilities**	**3,506**	**4,006**
Buildings	1,409	1,471	Long-term loans	3,393	3,858
Machinery and equipment	1,061	1,187	Other long-term liabilities	113	148
Land	528	528	**Total Liabilities**	**7,498**	**8,065**
Other tangible assets	386	387	SHAREHOLDERS' EQUIRTY		
Fixed assets, intangible	169	183	**Shareholders' Equity**	**532**	**125**
Investments and other assets	1,858	1,973	**Additional Capital**	**795**	**102**
Investment securities	267	243	**Accumulated Earnings**	**2,191**	**2,076**
Investment in affiliates	1,187	1,231	**Other Variance of the Estimate of Securities**	**18**	**1**
Other investments and assets	404	499	**Common Stock for Treasury**	**(0)**	**(0)**
Allowance for doubtful accounts	(0)	(0)	**Total Shareholders' Equity**	**3,536**	**2,306**
TOTAL ASSETS	**11,034**	**10,371**	**TOTAL LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY**	**11,034**	**10,371**

(Note) Fractions less than one million yen in the above table are rounded off.

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

[100 million yen]

ITEM	From April 1, 2003, to September 30, 2003	From April 1, 2002, to September 30, 2002
Net Sales	5,228	4,738
Operating Profit (loss)	182	(25)
Recurring Profit (loss)	203	(29)
Interim Net Profit Before Tax (loss)	168	(48)
Interim Net Profit (loss)	130	(22)

(Note) Fractions less than one million yen in the above table are rounded off.

EXHIBIT C

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

1.	January 28, 2004	Epson to Acquire IP and Equipment from Sumitomo Electric to Bolster Line of Gigahertz SAW Devices

EPSON



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News Release

Epson to Acquire IP and Equipment from Sumitomo Electric to Bolster Line of Gigahertz SAW Devices

- TOKYO, Japan, January 28 -

Seiko Epson Corporation ("Epson") and Sumitomo Electric Industries, Ltd., have reached an agreement by which Epson will acquire patents, technical know-how, and production equipment relating to diamond-based surface acoustic wave (SAW) devices from Sumitomo Electric. *The acquisition strengthens Epson's line of SAW devices and gives Epson the ability to meet the anticipated demand for increasingly high-frequency communications systems.*

Sumitomo Electric is a global leader in gigahertz diamond SAW technology. Applications for this technology are emerging in next-generation communication systems as well as in automotives and other areas. Epson, which considers diamond SAW technology to be critical for realizing gigahertz SAW devices, has already developed an ultra-compact, high-frequency voltage-controlled SAW oscillator (the EV3104) that operates in the 2-GHz band, by using diamond wafers and devices from Sumitomo Electric Industries. This relationship led to an agreement between the companies about a technology transfer, which is planned to take place in around March 2004.

The technology brought in from Sumitomo Electric gives Epson an organization with end-to-end development ability, from diamond wafer to SAW device. Epson will use this technology to develop ultrahigh frequency devices for promising applications such as reader/writers for radio frequency identification (RFID) tags and dedicated short-range communications (DSRC) in the automotive field. Moreover, the addition of diamond SAW technology to its line of proprietary high-stability SAW device products beefs up *Epson's clock solutions business, which includes tuning fork crystals, AT crystals, crystal SAW and diamond SAW devices.* Epson will now be able to offer frequencies ranging from the kilohertz through the gigahertz domain, enabling the company to develop the best products for various markets and to present comprehensive proposals in answer to diverse customer needs.

About Epson
The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its *customers with digital image innovation, its main product lines comprise information-related equipment such as* printers and projectors, electronic devices including displays, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.
The Epson Group is a network of 86,036 employees in 111 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko *Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,32 billion yen in fiscal 2002.*

Contacts
Corporate Communications,
+81-266-58-1705 or +81-3-3340-2637
E-mail
http://www.epson.co.jp/e/

Attachment
Overview of Sumitomo Electric Industries, Ltd.
Address: Sumitomo Bldg., 4-5-33 Kitahama, Chuo-ku, Osaka
Founded: 1920

Capitalization: ¥96.2 billion (as of the end of March 2003)
Number of employees: 5,500 (nonconsolidated); 85,500 (consolidated) (as of the end of Sept. 2003)
Primary operations: Manufacture and sale of electric wire and cables
Chief executive: Kunio Okayama, President
Website URL: http://www.sei.co.jp/index.en.html

Definitions

- Diamond SAW device: A surface acoustic wave (SAW) device fabricated by depositing thin-film diamond on a silicon wafer. Surface acoustic waves travel at high velocities, and ultra-high frequencies in the GHz band can be generated.
- DSRC: Short for "dedicated short range communications," DSRC is a special narrow-spectrum communications standard in wireless communications systems for forthcoming telematics. It is used in such applications as electronic toll collection systems for toll roads.
- Ultrahigh frequency: Frequencies of 1GHz or more

2. January 29, 2004 — Consolidated Results for the Nine Months Ended December 31, 2003



newsroom

>> Newsroom Home

>> Newsroom Archive

>> Fast Facts

the Epson company

>> **The Epson Company Home**
- >> Message from the Chairman & President

>> An Overview of Seiko Epson

>> Epson Business Strategy

>> Epson's Global Network
- >> Regional Headquarters
- >> Marketing & Service Companies
- >> Manufacturers
- >> Representative Offices
- >> Head Office & Japanese Facilities
- >> Epson Group Companies in Japan

>> Commitment to Innovation

>> Epson's Leadership Team

>> Epson Milestones

investor relations

>> Investor Relations Home

>> IR Schedule

News Release

Consolidated Results for the Nine Months Ended December 31, 2003

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Nine months ended December 31		Change	Year ended March 31	Nine months ended December 31
	2003	2002		2003	2003
Statements of Income Data:					
Net sales	¥1,055,924	¥981,700	7.6%	¥1,322,453	$9,856,473
Operating income	65,013	45,258	43.6%	49,360	606,860
Income before income taxes and minority interest	57,933	13,169	339.9%	31,629	540,773
Net income	33,731	3,969	749.9%	12,510	314,860
Statements of Cash Flows Data:					
Cash flows from operating activities	138,590	108,980	27.2%	159,504	1,293,662
Cash flows from investing activities	(51,785)	(72,455)	(28.5%)	(107,943)	(483,385)
Cash flows from financing activities	30,681	44,397	(30.9%)	9,111	286,390
Cash and cash equivalents at end of the period	306,971	211,917	44.9%	192,288	2,865,407
Per Share Data:					
Net Income per share -Basic	¥185.04	¥26.13	608.2%	¥81.08	$1.73
-Diluted	¥184.84	-	-	-	$1.73

Notes

I. The consolidated figures are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. As a result of a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the period ending December 31, 2003 as if they were charged to income in such fiscal year. Comparative figures have been presented as though the new standard had been applied retroactively. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥107.13 = U.S.$1 at December 31, 2003 has been used for the purpose of presentation.

Balance Sheets data

	December 31, 2003	March 31, 2003	December 31, 2002	December 31, 2003
Total assets	¥1,293,407	¥1,196,080	¥1,286,247	$12,073,247
Shareholders' equity	¥411,393	¥281,316	¥271,057	$3,840,128
Debt/Equity ratio (%)	31.8%	23.5%	21.1%	31.8%
Shareholders' equity per share	¥2,095.05	1,851.13	¥1,784.86	$19.56

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation.

EPSON

SEIKO EPSON CORPORATION
3-3-5 Owa, Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/

January 29, 2004

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Nine months ended December 31,		Change	Year ended March 31,	Nine months ended December 31,
	2003	2002		2003	2003
Statements of Income Data:					
Net sales	¥1,055,924	¥981,700	7.6%	¥1,322,453	$9,856,473
Operating income	65,013	45,258	43.6%	49,360	606,860
Income before income taxes and minority interest	57,933	13,169	339.9%	31,629	540,773
Net income	33,731	3,969	749.9%	12,510	314,860
Statements of Cash Flows Data:					
Cash flows from operating activities	138,590	108,980	27.2%	159,504	1,293,662
Cash flows from investing activities	(51,785)	(72,455)	(28.5%)	(107,943)	(483,385)
Cash flows from financing activities	30,681	44,397	(30.9%)	9,111	286,390
Cash and cash equivalents at end of the period	306,971	211,917	44.9%	192,288	2,865,407
Per Share Data:					
Net Income per share -Basic	¥185.04	¥26.13	608.2%	¥81.08	$1.73
-Diluted	¥184.84	-	-	-	$1.73

Notes

I. The consolidated figures are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. As a result of a change in accounting standards, bonuses to directors and statutory auditors, which are appropriated from retained earnings subsequent to fiscal year end and not reflected in the statement of income of the fiscal year, were reflected in the calculation of net income per share for the nine months ending December 31, 2003 as if they were charged to income in such fiscal year. Comparative figures have been presented as though the new standard had been applied retroactively. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥107.13 = U.S.$1 at December 31, 2003 has been used for the purpose of presentation.

<Balance Sheets data>

	December 31, 2003	March 31, 2003	December 31, 2002	December 31, 2003
Total assets	¥1,293,407	¥1,196,080	¥1,286,247	$12,073,247
Shareholders' equity	¥411,393	¥281,316	¥271,057	$3,840,128
Debt / Equity ratio (%)	31.8%	23.5%	21.1%	31.8%
Shareholders' equity per share	¥2,095.05	¥1,851.13	¥1,784.86	$19.56

Operating Performance Highlights

The global economy got off to a shaky start in this nine month period as a result of many destabilizing factors, particularly the SARS (severe acute respiratory syndrome) epidemic in Asia and concerns over international affairs. However, the economic climate continued to steadily improve through the period on the tails of economic recovery in the United States and strong economic expansion in China.

In Japan, while personal spending was flat, the economy gained momentum from increases in capital expenditure and exports, as well as from continued improvements in corporate profits as a result of, for example, further steps taken for cost reduction and an improved business climate.

As for the main markets of the Epson Group ("Epson"), in the information-related equipment business, shift from single function printers to multi-function printers (printers that can print, scan, and copy) in the ink-jet printer market continued across the whole market, which is also extending in Japan. The digital camera market continued to expand resulting in intense competition among printer manufacturers as they focused their energies into improving the quality of printed pictures by inkjet printers. Increasingly lower prices of color laser printers continued to drive the quickening transition to color laser printers. The market continued to expand for LCD (liquid-crystal display) projectors due to the growth in office and education markets, however, intense competition exerted downward pressure on prices. Demand was up in the electronic devices business, which includes color LCDs and color LCD drivers for mobile phones, due to boosted demand seen in replacement purchases, an effect of the continued transition to color mobile phone displays in Europe and the United States, and also because of the popularity of mobile phones equipped with high-resolution inbuilt cameras in Korea and Japan. The precision product business was trapped in a tough market with stagnant domestic personal spending.

In the midst of these market conditions, Epson introduced new products fitted with Epson's unique "*Tsuyo-ink*," or strong ink, which is an ink that combines the characteristics of high-quality resolution and durability, and thus worked at differentiating its products from our competitors. Epson also launched new multi-function printers in Japan through sales of its PM-A850, an All-In-One multi-function printer that can handle high-resolution pictures. Overseas, sales of products equipped with **DURA**Brite, a pigment ink with high durability, enabled Epson to differentiate further its products from those of other companies. In Japan, Epson launched its fast, light and low priced A3 color laser printer into the laser printer market in response to the demand generated by offices replacing monochrome products with color products. For its electronic devices business, Epson focused its managerial resources into small- and medium-sized color LCDs and color LCD drivers for portable information devices, an area with high potential for market growth and where Epson has a technical advantage, and it aimed to boost its profitability. Furthermore, Epson continued with its reforms for cost reduction, procurement and its business innovation in the management sector.

The average exchange rates of the yen against the U.S. dollar and the Euro over these nine months were ¥115.01 and ¥132.12 respectively. Compared with the same period last year, these rates represent a 6% strengthening of the yen against the dollar but a 11% weakening of yen against the Euro.

As a result of the above circumstances, Epson's net sales for this nine month period increased by 7.6% on the same period last year to ¥1,055,924 million ($9,856,473 thousand). Operating income rose by 43.6% on the same period last year to ¥65,013 million ($606,860 thousand), and income before

income taxes and minority interest also increased to 339.9% to ¥57,933 million ($540,773 thousand). Net income shot up by 749.9% to ¥33,731 million ($314,860 thousand).

Operating Performance Highlights by Business Segments

Information-related equipment:

Epson put considerable effort not only into boosting sales of information-related equipment that boast picture durability, including products fitted with Epson's own color pigment ink, but also into enhancing sales through launching the All-In-One multi-function printer that prints high-resolution pictures and through strategic initiatives to promote the replacement of monochrome laser printers with color printers.

As for the imaging and information products business, ink-jet printers (and their related supplies, which applies to all types of printer below) were affected by reduction in sales of single-function printers and an overall drop in prices of printers, but increased sales of multi-function printers and ink cartridges led to slightly higher income. Laser printers performed well, generating increased income by boosting sales of both color and monochrome printers. Increased sales of color laser printers improved sales of related supplies as color printers use a relatively large amount of supplies. Sales of scanners, however, recorded a drop as a result of the continuing shift in sales toward multi-function printers with scanning functions. Overall, sales increased slightly for the imaging and information products business.

The visual instruments business did not fare as well, with monitor modules experiencing a considerable drop in sales that was due to, among other factors, fewer orders for entertainment units, which are the core product among monitor modules, and decreased sales in completed monitors. LCD projectors expanded appreciably in number, yet recorded reduced income as a result of continued price reductions. Consequently, sales decreased in the visual instruments business.

Sales were up in the system devices business, which was due to healthy sales in the North American market of products proposed for novel uses and the successful direct approach to customers carried out in Europe and America boosted sales of terminal modules. The system devices and personal computer businesses on the whole were also able to post increased sales.

Operating income in Epson's information-related business segment decreased as a result of, among other reasons, reduced market prices and increased sales expenses.

This resulted in net sales for the information-related equipment business segment for the this nine month period increasing by 0.6% on the same period last year to ¥687,249 million ($6,415,093 thousand), and operating income decreasing by 37.2% on the same period last year to ¥42,649 million ($398,104 thousand).

Electronic devices:

Epson managed to meet the market's needs as demand shifted toward color displays and multi-functional mobile phones by launching new products. At the same time Epson also implemented initiatives to cut costs involved in procurement and to cut back on its fixed expenses.

In its display business, Epson achieved significant increased sales of MD-TFD LCDs and color STN LCDs improved due to overseas demand for mobile phones with color displays, which are replacing older monochrome display models. The introduction of new mobile phone models in Japan also resulted in increased color display sales. Monochrome STN LCDs experienced a considerable cut in sales, but because the improvement in color displays was more than compensated for that cut, the display business overall finished strongly with considerably increased sales.

The semiconductor business performed well, ending the period with substantial sales growth. This growth was led by increase in sales of color LCD drivers, which have high average unit prices, resulting from overseas demand for color display mobile phones. Sales of image processing semiconductors that are used increasingly in products such as mobile phones equipped with built-in cameras also increased. Epson also improved profit in the quartz devices business through increased sales of crystal oscillators and real-time clock modules for mobile phones and digital still cameras.

Operating income for the electronic devices business segment thus recovered drastically as a result of increased sales in all businesses and a reduction in fixed costs, such as depreciation costs and research and development costs.

This resulted in net sales for the electronic devices business segment for this nine month period increasing by 26.6% on the same period last year to ¥328,873 million ($3,069,850 thousand), and operating income was ¥28,155 million ($262,812 thousand) (operating loss was ¥22,876 million on the same period last year).

Precision products:

Despite the harsh market conditions, Epson's precision products business succeeded in developing products to match customer needs and implementing cost reduction plans.

In the watch business, high-priced products saw steady sales in the domestic market although the polarization of consumption between price ranges led to reduced unit sales of medium-priced products, which are Epson's flagship product among watches. In the optical products business, optical devices for projectors were on the rise but lackluster consumer spending led to sluggish sales of corrective lenses in the domestic market. The factory automation business enjoyed higher sales of IC handlers due to the recovery of semiconductor market.

Overall, sales in the precision products business segment decreased, however, operating income for the precision products business segment increased due to improved sales of high-priced products and implementation of cost reductions.

This resulted in net sales for the precision products business segment for this nine month period decreasing by 1.2% on the same period last year to ¥61,272 million ($571,941 thousand), and operating income increasing by 146.7% on the same period last year to ¥3,020 million ($28,190 thousand).

Operating Performance Highlights by Geographic Segments

Japan:

Sales increased for MD-TFD LCDs, color STN LCDs. As a result, net sales increased 5.9% on the same period last year to ¥889,835 million ($8,306,123 thousand), and operating income increased by 82.4% on the same period last year to ¥33,356 million ($311,359 thousand).

The Americas:

Scanners, inkjet printers, multi-function printers and dot matrix printers all experienced reduced sales. As a result, net sales decreased 2.1% on the same period last year to ¥198,844 million ($1,856,100 thousand), and operating income increased by 32.1% on the same period last year to ¥7,019 million ($65,518 thousand).

Europe:

Sales rose for inkjet printers, multi-function printers, color STN LCDs and laser printers. As a result, net sales increased 15.5% on the same period last year to ¥215,551 million ($2,012,051 thousand), and operating income increased by 40.0% on the same period last year to ¥7,298 million ($68,124 thousand).

Asia / Oceania:

Sales of inkjet printers and multi-function printers decreased, however, sales were up for MD-TFD LCDs and color STN LCD's. As a result, net sales increased 6.9% on the same period last year to ¥525,354 million ($4,903,892 thousand), and operating income decreased by 6.7% on the same period last year to ¥18,762 million ($175,132 thousand).

Cash Flow Performance

Net income for this nine month period was ¥33,731 million ($314,860 thousand). Depreciation and amortization, principally from the electronic devices business segment, was ¥81,888 million ($764,380 thousand). As for changes to assets and liabilities, accounts receivable increased by ¥36,397 million ($339,746 thousand) and accounts payable also increased by ¥41,591 million ($388,229 thousand). As a result, cash inflows from operating activities came to ¥138,590 million ($1,293,662 thousand).

Cash outflows from investing activities were ¥51,785 million ($483,385 thousand) due to capital expenditures, principally in the imaging and information products business, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period which amounted to ¥58,407 million ($545,198 thousand).

Cash flows from financial activities were positive at ¥30,681 million ($286,390 thousand), which includes proceeds of ¥109,915 million ($1,025,996 thousand) from the issuance of new stocks, which was due to Epson's listing on the stock exchange including the exercise of over allotment and net payments of ¥76,282 million ($712,051 thousand) from short- and long-term loans in accordance with new loans and loan repayments.

As a result, cash and cash equivalents as of December 31, 2003 became ¥306,971 million ($2,865,407 thousand).

Highlights of the Third Quarter

Net sales for the third quarter rose by 4.8% on the same period last year to ¥398,070 million ($3,715,766 thousand), shaking off the decline in income from sales in the information-related equipment business due to price reduction, and supported by the increase in sales in the electronic device business, which was generated by successful sales in LCDs and related products for mobile phones. Operating income, however, was still greatly affected by the declining profit in the information-related equipment business decreasing by 3.3% on the same period last year to ¥31,898 million ($297,750 thousand). Income before income taxes and minority interest increased by 357.2% to ¥29,144 million ($272,044 thousand). Net income also increased by 821.0% to ¥17,168 million ($160,253 thousand).

Forecast for fiscal year ending March 31, 2004

Epson forecasts that the electronic device business segment will maintain healthy performance, where with the increased demand is expected in the fourth quarter through the continuing movement toward color displays in mobile phones. But since sales in the information-related equipment business segment are expected to fall, Epson anticipates overall financial results for the next business year similar to those previously forecast on October 30, 2003. The exchange rate for the fourth quarter is assumed as U.S.$1 = ¥108 and Euro1 = ¥135. Foreign exchange effect to income are limited due to balanced accounts receivables and payables for U.S.$ and, foreign exchange contract are concluded for Euro to hedge foreign exchange fluctuations.

Outlook for Consolidated Results

Full year

	FY 2002	Current Outlook	Change
Net Sales	¥1,322.5 billion	¥1,414.0 billion	¥91.5 billion
Income before income tax and minority interest	¥31.6 billion	¥60.0 billion	¥28.4 billion
Net income	¥12.5 billion	¥35.0 billion	¥22.5 billion

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Quarterly Consolidated Statements of Income (Unaudited)

	Millions of yen		
	Three months ended		
	June 30, 2003	September 30, 2003	December 31, 2003
Net sales	¥315,193	¥342,661	¥398,070
Cost of sales	224,851	247,461	280,836
Gross profit	90,342	95,200	117,234
Selling, general and administrative expenses	76,125	76,302	85,336
Operating income	14,217	18,898	31,898
Other income	2,187	2,573	2,565
Other expenses	4,120	4,966	5,319
Income before income taxes and minority interest	12,284	16,505	29,144
Income taxes	6,224	5,779	11,792
Income before minority interest	6,060	10,726	17,352
Minority interest in subsidiaries	93	130	184
Net income	¥5,967	¥10,596	¥17,168

Consolidated Balance Sheets (Unaudited)

	Millions of yen				Thousands of U.S. dollars
	December 31, 2003	March 31, 2003	Change	December 31, 2002	December 31, 2003
ASSETS					
Current assets:					
Cash and cash equivalents	¥306,971	¥192,288	¥114,683	¥211,917	$2,865,407
Time deposits	412	498	(86)	924	3,846
Notes and accounts receivable, trade	252,995	218,280	34,715	247,860	2,361,570
Inventories	168,218	167,478	740	193,909	1,570,223
Other current assets	79,664	71,010	8,654	85,717	743,619
Allowance for doubtful accounts	(4,088)	(4,244)	156	(4,626)	(38,159)
Total current assets	804,172	645,310	158,862	735,701	7,506,506
Property, plant and equipment:					
Buildings and structures	375,309	378,268	(2,959)	377,567	3,503,305
Machinery and equipment	459,909	472,977	(13,068)	465,611	4,292,999
Furniture and fixtures	174,984	177,972	(2,988)	175,702	1,633,380
Land	52,720	53,794	(1,074)	54,869	492,112
Other	10,730	11,962	(1,232)	10,748	100,159
	1,073,652	1,094,973	(21,321)	1,084,497	10,021,955
Accumulated depreciation	(677,490)	(652,204)	(25,286)	(635,891)	(6,323,999)
	396,162	442,769	(46,607)	448,606	3,697,956
Investments and other assets:					
Investment securities	38,348	35,906	2,442	26,863	357,958
Intangible assets	23,751	26,955	(3,204)	27,359	221,702
Other assets	31,734	46,020	(14,286)	48,899	296,219
Allowance for doubtful accounts	(760)	(880)	120	(1,181)	(7,094)
	93,073	108,001	(14,928)	101,940	868,785
Total assets	¥1,293,407	¥1,196,080	¥97,327	¥1,286,247	$12,073,247

The accompanying notes are an integral part of these financial statements.

	Millions of yen				Thousands of U.S. dollars
	December 31, 2003	March 31, 2003	Change	December 31, 2002	December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term bank loans	¥73,842	¥142,198	¥(68,356)	¥180,255	$689,275
Current portion of long-term debt	85,091	70,258	14,833	58,059	794,278
Notes and accounts payable, trade	160,147	115,966	44,181	155,121	1,494,885
Accounts payable, other	69,515	77,492	(7,977)	80,811	648,884
Income taxes payable	12,518	8,316	4,202	9,253	116,849
Accrued bonuses	7,949	13,590	(5,641)	6,620	74,200
Accrued warranty costs	12,800	14,275	(1,475)	19,167	119,481
Other current liabilities	68,989	50,992	17,997	57,534	643,974
Total current liabilities	490,851	493,087	(2,236)	566,820	4,581,826
Long-term liabilities:					
Long-term debt	369,837	396,934	(27,097)	406,438	3,452,226
Accrued pension and severance costs	8,437	9,242	(805)	25,985	78,755
Accrued directors' and statutory auditors' retirement allowances	1,668	2,403	(735)	2,339	15,570
Other long-term liabilities	8,683	10,490	(1,807)	11,113	81,051
Total long-term liabilities	388,625	419,069	(30,444)	445,875	3,627,602
Minority interest in subsidiaries	2,538	2,608	(70)	2,495	23,691
Shareholders' equity:					
Common stock, no par value	53,204	12,531	40,673	12,531	496,630
Additional paid-in capital	79,501	10,259	69,242	10,259	742,098
Retained earnings	295,275	264,874	30,401	256,334	2,756,230
Net unrealized gains on other securities	1,941	167	1,774	(753)	18,118
Translation adjustments	(18,527)	(6,515)	(12,012)	(7,314)	(172,939)
Treasury stock	(1)	(0)	(1)	(0)	(9)
Total shareholders' equity	411,393	281,316	130,077	271,057	3,840,128
Commitments and contingent liabilities					
Total liabilities and shareholders' equity	¥1,293,407	¥1,196,080	¥97,327	¥1,286,247	$12,073,247

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

Nine months ended December 31:

	Millions of yen					Thousands of U.S. dollars
	Nine months ended December 31,				Year ended March 31,	Nine months ended December 31,
	2003	2002	Change		2003	2003
Net sales	¥1,055,924	¥981,700	¥74,224	7.6%	¥1,322,453	$9,856,473
Cost of sales	753,148	707,334	45,814	6.5%	959,865	7,030,225
Gross profit	302,776	274,366	28,410	10.4%	362,588	2,826,248
Selling, general and administrative expenses:						
Salaries and wages	57,829	54,777	3,052	5.6%	72,597	539,802
Advertising	22,065	19,977	2,088	10.5%	30,138	205,965
Sales promotion	23,367	20,723	2,644	12.8%	30,364	218,118
Research and development costs	30,509	31,554	(1,045)	(3.3%)	42,787	284,785
Shipping costs	15,207	15,537	(330)	(2.1%)	19,756	141,949
Provision for doubtful accounts	461	810	(349)	(43.1%)	665	4,303
Other	88,325	85,730	2,595	3.0%	116,921	824,466
	237,763	229,108	8,655	3.8%	313,228	2,219,388
Operating income	65,013	45,258	19,755	43.6%	49,360	606,860
Other income:						
Interest and dividend income	1,208	896	312	34.8%	1,289	11,276
Net gain on foreign exchange	263	-	263	-	-	2,455
Reversal of specific warranty costs	-	-	-	-	2,982	-
Gain on transfer to government of the substitutional portion of pension liabilities	-	-		-	17,577	-
Other	4,703	5,636	(933)	(16.6%)	7,950	43,900
	6,174	6,532	(358)	(5.5%)	29,798	57,631
Other expenses:						
Interest expenses	4,973	4,558	415	9.1%	6,257	46,420
Net loss on foreign exchange	-	4,125	(4,125)	-	5,552	-
Loss on disposal of property, plant and equipment	2,638	1,939	699	36.0%	3,233	24,624
Reorganization costs	2,044	23,628	(21,584)	(91.3%)	23,955	19,080
Other	3,599	4,371	(772)	(17.7%)	8,532	33,594
	13,254	38,621	(25,367)	(65.7%)	47,529	123,718
Income before income taxes and minority interest	57,933	13,169	44,764	339.9%	31,629	540,773
Income taxes:						
Current	15,445	8,710	6,735	77.3%	12,368	144,171
Deferred	8,350	148	8,202	5,541.9%	6,289	77,943
	23,795	8,858	14,937	168.6%	18,657	222,114
Income before minority interest	34,138	4,311	29,827	691.9%	12,972	318,659
Minority interest in subsidiaries	407	342	65	19.0%	462	3,799
Net income	¥33,731	¥3,969	¥29,762	749.9%	¥12,510	$314,860

	Yen					U.S. dollars
Per share:						
Net income (loss)	¥185.04	¥26.13	¥158.91	608.2%	¥81.08	$1.73
Cash dividends	¥18.00	¥18.00	-	-	¥18.00	$0.17

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31,				Three months ended December 31,
	2003	2002	Change		2003
Net sales	¥398,070	¥379,703	¥18,367	4.8%	$3,715,766
Cost of sales	280,836	261,553	19,283	7.4%	2,621,451
Gross profit	117,234	118,150	(916)	(0.8%)	1,094,315
Selling, general and administrative expenses:					
Salaries and wages	19,469	18,234	1,235	6.8%	181,733
Advertising	9,832	9,865	(33)	(0.3%)	91,776
Sales promotion	9,940	9,181	759	8.3%	92,784
Research and development costs	9,816	10,700	(884)	(8.3%)	91,627
Shipping costs	6,583	7,789	(1,206)	(15.5%)	61,449
Provision for doubtful accounts	43	373	(330)	(88.5%)	401
Other	29,653	29,028	625	2.2%	276,795
	85,336	85,170	166	0.2%	796,565
Operating income	31,898	32,980	(1,082)	(3.3%)	297,750
Other income:					
Interest and dividend income	357	342	15	4.4%	3,333
Net gain on foreign exchange	434	-	434	-	4,051
Other	1,774	1,662	112	6.7%	16,560
	2,565	2,004	561	28.0%	23,944
Other expenses:					
Interest expenses	1,687	1,595	92	5.8%	15,747
Net loss on foreign exchange	-	957	(957)	-	-
Loss on disposal of property, plant and equipment	909	543	366	67.4%	8,485
Reorganization costs	481	23,530	(23,049)	(98.0%)	4,490
Other	2,242	1,985	257	12.9%	20,928
	5,319	28,610	(23,291)	(81.4%)	49,650
Income before income taxes and minority interest	29,144	6,374	22,770	357.2%	272,044
Income taxes	11,792	4,385	7,407	168.9%	110,073
Income before minority interest	17,352	1,989	15,363	772.4%	161,971
Minority interest in subsidiaries	184	125	59	47.2%	1,718
Net income	¥17,168	¥1,864	¥15,304	821.0%	$160,253

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Change in Shareholders' Equity (Unaudited)
Nine months ended December 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income for the nine months ended December 31, 2002	-	-	-	-	-	-	3,969	3,969
Cash dividends	-	-	-	-	-	-	(2,734)	(2,734)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(98)	(98)
Changes due to subsidiaries newly consolidated							266	266
Net unrealized losses on other securities	-	-	-	(2,039)	-	-	-	(2,039)
Translation adjustments	-	-	-	-	(8,656)	-	-	(8,656)
Balance at December 31, 2002	151,864,592	¥12,531	¥10,259	¥(753)	¥(7,314)	¥(0)	¥256,334	¥271,057
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316
Net income for the nine months ended December 31, 2003	-	-	-	-	-	-	33,731	33,731
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	-	-	-	(3,134)	(3,134)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(196)	(196)
Net unrealized gain on other securities	-	-	-	1,774	-	-	-	1,774
Translation adjustments	-	-	-	-	(12,012)	-	-	(12,012)
Changes in treasury stock	-	-	-	-	-	(1)	-	(1)
Balance at December 31, 2003	196,364,592	¥53,204	¥79,501	¥1,941	¥(18,527)	¥(1)	¥295,275	¥411,393

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2002	151,864,592	¥12,531	¥10,259	¥1,286	¥1,342	¥(0)	¥254,931	¥280,349
Net income	-	-	-	-	-	-	12,510	12,510
Cash dividends	-	-	-	-	-	-	(2,734)	(2,734)
Bonuses to directors and statutory auditors	-	-	-	-	-	-	(98)	(98)
Increase due to affiliates newly accounted for under the equity method	-	-	-	-	-	-	265	265
Net unrealized losses on other securities	-	-	-	(1,119)	-	-	-	(1,119)
Translation adjustments	-	-	-	-	(7,857)	-	-	(7,857)
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥167	¥(6,515)	¥(0)	¥264,874	¥281,316

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
Balance at March 31, 2003	$116,970	$95,762	$1,559	$(60,814)	$(0)	$2,472,454	$2,625,931
Net income for the nine months ended December 31, 2003	-	-	-	-	-	314,860	314,860
Issuance of common stock under public offering	379,660	646,336	-	-	-	-	1,025,996
Cash dividends	-	-	-	-	-	(29,254)	(29,254)
Bonuses to directors and statutory auditors	-	-	-	-	-	(1,830)	(1,830)
Net unrealized gain on other securities	-	-	16,559	-	-	-	16,559
Translation adjustments	-	-	-	(112,125)	-	-	(112,125)
Changes in treasury stock	-	-	-	-	(9)	-	(9)
Balance at December 31, 2003	$496,630	$742,098	$18,118	$(172,939)	$(9)	$2,756,230	$3,840,128

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Number of shares issued	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
		Millions of yen						
Balance at September 30, 2002	151,864,592	¥12,531	¥10,259	¥(73)	¥(6,253)	¥(0)	¥255,571	¥272,035
Net income for the three months ended December 31, 2002	-	-	-	-	-	-	1,864	1,864
Cash dividends	-	-	-	-	-	-	(1,367)	(1,367)
Changes due to subsidiaries newly consolidated	-	-	-	-	-	-	266	266
Net unrealized losses on other securities	-	-	-	(680)	-	-	-	(680)
Translation adjustments	-	-	-	-	(1,061)	-	-	(1,061)
Balance at December 31, 2002	151,864,592	¥12,531	¥10,259	¥(753)	¥(7,314)	¥(0)	¥256,334	¥271,057
Balance at September 30, 2003	196,364,592	¥53,204	¥79,501	¥1,856	¥(15,565)	¥(0)	¥279,874	¥398,870
Net income for the three months ended December 31, 2003	-	-	-	-	-	-	17,168	17,168
Cash dividends	-	-	-	-	-	-	(1,767)	(1,767)
Net unrealized gain on other securities	-	-	-	85	-	-	-	85
Translation adjustments	-	-	-	-	(2,962)	-	-	(2,962)
Changes in treasury stock	-	-	-	-	-	(1)	-	(1)
Balance at December 31, 2003	196,364,592	¥53,204	¥79,501	¥1,941	¥(18,527)	¥(1)	¥295,275	¥411,393

	Common stock	Additional paid-in capital	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Retained earnings	Total
	Thousands of U.S. dollars						
Balance at September 30, 2003	$496,630	$742,098	$17,325	$(145,291)	$(0)	$2,612,471	$3,723,233
Net income for the three months ended December 31, 2003	-	-	-	-	-	160,253	160,253
Cash dividends	-	-	-	-	-	(16,494)	(16,494)
Net unrealized gain on other securities	-	-	793	-	-	-	793
Translation adjustments	-	-	-	(27,648)	-	-	(27,648)
Changes in treasury stock	-	-	-	-	(9)	-	(9)
Balance at December 31, 2003	$496,630	$742,098	$18,118	$(172,939)	$(9)	$2,756,230	$3,840,128

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Nine months ended December 31:

	Millions of yen				Thousands of U.S. dollars
	Nine months ended December 31,			Year ended March 31,	Nine months ended December 31,
	2003	2002	Change	2003	2003
Cash flows from operating activities:					
Net income	¥33,731	¥3,969	¥29,762	¥12,510	$314,860
Adjustments to reconcile net income to net cash provided by operating activities-					
Depreciation and amortization	81,888	92,206	(10,318)	127,406	764,380
Reorganization costs	2,044	23,112	(21,068)	23,002	19,080
Accrual for net pension and severance costs, less payments	(2,430)	(193)	(2,237)	(18,212)	(22,683)
Net loss on sales and disposal of property, plant and equipment	2,214	1,756	458	1,978	20,667
Equity in net (gains) losses under the equity method	(166)	37	(203)	95	(1,550)
Deferred income taxes	8,350	148	8,202	6,289	77,943
(Increase) decrease in allowance for doubtful accounts	54	258	(204)	(459)	504
Increase (decrease) in accrued income taxes	3,565	(3,236)	6,801	(1,839)	33,277
(Increase) decrease in notes and accounts receivable, trade	(36,397)	(8,813)	(27,584)	20,636	(339,746)
(Increase) decrease in inventories	(6,737)	(24,743)	18,006	2,471	(62,886)
Increase (decrease) in notes and accounts payable, trade	41,591	35,176	6,415	(3,613)	388,229
Other	10,883	(10,697)	21,580	(10,760)	101,587
Net cash provided by operating activities	138,590	108,980	29,610	159,504	1,293,662
Cash flows from investing activities:					
Payment for purchases of property, plant and equipment	(52,312)	(64,995)	12,683	(85,274)	(488,304)
Proceeds from sales of property, plant and equipment	3,712	4,608	(896)	7,872	34,649
Payments for purchases of intangible assets	(6,095)	(5,403)	(692)	(8,898)	(56,894)
Payments of long-term prepaid expenses	(348)	(4,339)	3,991	(10,943)	(3,248)
Other	3,258	(2,326)	5,584	(10,700)	30,412
Net cash used in investing activities	(51,785)	(72,455)	20,670	(107,943)	(483,385)
Cash flows from financing activities:					
Decrease in short-term borrowings	(65,240)	(18,851)	(46,389)	(56,723)	(608,980)
Proceeds from long-term debt	52,500	122,928	(70,428)	150,644	490,059
Repayments of long-term debt	(63,542)	(56,519)	(7,023)	(81,568)	(593,130)
Issuance of common stock	109,915	-	109,915	-	1,025,996
Cash dividends	(3,134)	(2,734)	(400)	(2,734)	(29,254)
Other	182	(427)	609	(508)	1,699
Net cash provided by financing activities	30,681	44,397	(13,716)	9,111	286,390
Effect of exchange rate fluctuations on cash and cash equivalents	(2,803)	(314)	(2,489)	307	(26,164)
Net increase in cash and cash equivalents	114,683	80,608	34,075	60,979	1,070,503
Cash and cash equivalents at beginning of the period	192,288	131,309	60,979	131,309	1,794,904
Cash and cash equivalents at end of the period	¥306,971	¥211,917	¥95,054	¥192,288	$2,865,407
Supplemental disclosures of cash flow information:					
Cash received and paid during the year for-					
Interest and dividend received	¥1,227	¥1,825	¥(598)	¥2,227	$11,453
Interest paid	¥(4,726)	¥(4,871)	¥145	¥(6,143)	$(44,115)
Income taxes paid	¥(11,880)	¥(11,946)	¥66	¥(14,207)	$(110,893)

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Three months ended December 31,			Three months ended December 31,
	2003	2002	Change	2003
Cash flows from operating activities:				
Net income	¥17,168	¥1,864	¥15,304	$160,253
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	28,020	32,906	(4,886)	261,551
Reorganization costs	481	23,112	(22,631)	4,490
Accrual for net pension and severance costs, less payments	(701)	(170)	(531)	(6,543)
Net loss on sales and disposal of property, plant and equipment	418	770	(352)	3,902
Equity in net (gains) losses under the equity method	(45)	72	(117)	(420)
Deferred income taxes	2,307	2,618	(311)	21,535
(Increase) decrease in allowance for doubtful accounts	11	222	(211)	103
Increase (decrease) in accrued income taxes	5,829	(1,465)	7,294	54,410
Increase in notes and accounts receivable, trade	(39,336)	(32,187)	(7,149)	(367,180)
(Increase) decrease in inventories	8,003	(9,049)	17,052	74,704
Increase in notes and accounts payable, trade	25,030	30,518	(5,488)	233,641
Other	18,313	2,804	15,509	170,942
Net cash provided by operating activities	65,498	52,015	13,483	611,388
Cash flows from investing activities:				
Payment for purchases of property, plant and equipment	(10,743)	(11,915)	1,172	(100,280)
Proceeds from sales of property, plant and equipment	2,000	945	1,055	18,669
Payments for purchases of intangible assets	(1,307)	(1,611)	304	(12,200)
Payments of long-term prepaid expenses	(224)	(2,198)	1,974	(2,091)
Other	457	8,680	(8,223)	4,266
Net cash used in investing activities	(9,817)	(6,099)	(3,718)	(91,636)
Cash flows from financing activities:				
Decrease in short-term borrowings	(41,408)	(11,625)	(29,783)	(386,521)
Proceeds from long-term debt	25,000	12,827	12,173	233,361
Repayments of long-term debt	(653)	(2,188)	1,535	(6,095)
Cash dividends	(1,767)	(1,367)	(400)	(16,494)
Other	288	(71)	359	2,688
Net cash provided by financing activities	(18,540)	(2,424)	(16,116)	(173,061)
Effect of exchange rate fluctuations on cash and cash equivalents	(179)	661	(840)	(1,671)
Net increase in cash and cash equivalents	36,962	44,153	(7,191)	345,020
Cash and cash equivalents at beginning of the period	270,009	167,764	102,245	2,520,387
Cash and cash equivalents at end of the period	¥306,971	¥211,917	¥95,054	$2,865,407
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for-				
Interest and dividend received	¥366	¥354	¥12	$3,416
Interest paid	¥(1,467)	¥(1,196)	¥(271)	$(13,694)
Income taxes paid	¥(3,656)	¥(3,232)	¥(424)	$(34,127)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile. The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of December 31, 2003, and for the nine months ended December 31, 2003 are an English translation of the Japanese consolidated financial statements of Epson, which have been prepared in accordance with accounting principles and practices generally accepted in Japan. The interim consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are, in the opinion of management, necessary to present a fair statement of the results of the interim period presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles and practices in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned

companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Translation of foreign currency transactions and accounts -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which represent low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:
Investments in debt and equity securities are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the

consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over their estimated useful lives, ranging from

three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Income taxes –

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

In May 29, 2003 the Company obtained approval from the National tax agency for filing consolidated tax returns from the year beginning April 1, 2003. The Company has adopted the consolidated tax return system for the calculation of income taxes effective from the six months ended September 30, 2003.

(11) Pension and severance costs -

The Company and some of its Japanese subsidiaries maintain a contributory defined benefit welfare pension plan (the "welfare pension plan") covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covers the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance

with the applicable laws and regulations.

Unrecognized prior service costs and actuarial gains and losses are amortized based on the straight-line method over a period of five years.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(13) Research and development costs -

Research and development costs are expensed as incurred.

(14) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(15) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock

outstanding during each applicable period.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. Epson has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and statutory auditors", which is determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and statutory auditors" was charged to income in the current year.

(16) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥107.13 = U.S.$1, the rate of exchange prevailing at December 31, 2003, has been used.

4. Notes receivable and notes payable maturing at period-end:

Notes receivable and notes payable are settled on the date of clearance. As December 31, 2003 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade and notes accounts payable, trade as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥594	$5,545
Notes payable	3,536	33,007

5. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which was

included in investment securities at December 31, 2003 was as follows:

	Millions of yen			
	December 31, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	¥4,338	¥3,305	¥(127)	¥7,516
Debt securities	52	4	-	56
Other	598	91	(6)	683
Total	¥4,988	¥3,400	¥(133)	¥8,255

	Thousands of U.S. dollars			
	December 31, 2003			
		Gross unrealized		Market value
	Cost	Gains	Losses	(carrying value)
Equity securities	$40,493	$30,850	$(1,185)	$70,158
Debt securities	485	38	-	523
Other	5,582	849	(56)	6,375
Total	$46,560	$31,737	$(1,241)	$77,056

The carrying amount of unlisted investment securities at December 31, 2003 was ¥19,215 million ($179,362 thousand).

For the nine months ended December 31, 2003, devaluation of the values of other securities with an aggregate market value of ¥0 million ($0 thousand) was charged to current income. The devaluation is principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

6. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts, notional amounts and fair values of derivatives as at December 31, 2003 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

Instruments	Millions of yen December 31, 2003 Contract amounts	 Fair values	 Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥5,828	¥5,645	¥183
Euro (purchased Japanese yen)	39,497	40,110	(613)
Sterling pound (purchased Japanese yen)	946	967	(21)
Australian dollar (purchased Japanese yen)	453	457	(4)
Thai baht (purchased U.S. dollar)	271	271	(0)
Swiss francs (purchased Euro)	271	270	1
Polish zloty (purchased Euro)	344	341	3
Japanese yen (purchased Euro)	446	441	5
Purchased -			
U.S. dollar (sold Japanese yen)	136	135	(1)
U.S. dollar (sold Taiwan dollar)	427	429	2
Euro (sold Japanese yen)	66	66	0
Total unrealized losses from forward exchange contracts			¥(445)

Instruments	Thousands of U.S. dollars December 31, 2003 Contract amounts	 Fair values	 Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$54,401	$52,693	$1,708
Euro (purchased Japanese yen)	368,683	374,405	(5,722)
Sterling pound (purchased Japanese yen)	8,830	9,026	(196)
Australian dollar (purchased Japanese yen)	4,229	4,266	(37)
Thai baht (purchased U.S. dollar)	2,529	2,529	0
Swiss francs (purchased Euro)	2,529	2,520	9
Polish zloty (purchased Euro)	3,211	3,183	28
Japanese yen (purchased Euro)	4,163	4,116	47
Purchased -			
U.S. dollar (sold Japanese yen)	1,269	1,260	(9)
U.S. dollar (sold Taiwan dollar)	3,986	4,004	18
Euro (sold Japanese yen)	616	616	0
Total unrealized losses from forward exchange contracts			$(4,154)

There were no interest rate swap transactions outstanding at December 31, 2003.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

7. Assets pledged as collateral for secured loans and debt:

Assets pledged as collateral for secured loans and debt at December 31, 2003 was as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Land	¥386	$3,603
Buildings and structures	1,493	13,936
Machinery and equipment	398	3,715
Furniture and fixtures	20	187
Total	¥2,297	$21,441

Secured loans and debt	Millions of yen	Thousands of U.S. dollars
Current portion of long-term debt	¥73	$681

In the nine months ended December 31, 2003, Epson has line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($373,378 thousand). As at December 31, 2003, there were unused credit lines of ¥40,000 million ($373,378 thousand) outstanding and available.

8. Pension Plan:

On July 15, 2003, the Company and, on August 22, 2003, one consolidated subsidiary decided to change approximately half of its tax-qualified pension plans from defined benefit plans to new non-tax-qualified defined contribution plans and the remaining half from tax-qualified defined benefit plans to new non-tax-qualified defined benefit plans both beginning April 1, 2004. The Company is in the process of estimating the effect on income for this plan amendment for the year ending March 31, 2004 in accordance with "Accounting for Transfers between Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan). In order to effect the change, the Company and one consolidated subsidiary must make a contribution to the pension fund for the unfunded portion of the tax-qualified defined benefit plans at the date of transfer, March 31, 2004. The additional contribution amount has not yet been determined.

9. Shareholders' equity:

The shares of common stock were listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. At the same time as the listing, 40,000,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥98,800 million ($922,244 thousand). Of the 40,000,000 shares, 23,805,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥36,560 ($341,268 thousand) and ¥62,240 ($580,976 thousand), respectively.

In addition to the 40,000,000 shares of common stock issued on June 24, 2003, Nikko Citigroup Limited offered to the public in Japan 4,500,000 existing shares in order to provide for an over-allotment and to create a short position in the shares of common stock. In connection with the offering of the over-allotted shares, a resolution at the board of directors' meeting held on June 16, 2003 was made for Epson to grant Nikko Citigroup Limited an option to purchase 4,500,000 new shares of common stock solely to cover the short position in the shares of common stock created by the offering of the over-allotted shares. Nikko Citigroup Limited exercised this option on July 18, 2003 and payment to Epson was completed on July 23, 2003. As a result, 4,500,000 shares of common stock were issued on July 24, 2003. Due to this issuance, common stock and additional paid-in capital increased ¥4,113 million ($38,392 thousand) and ¥7,002 million ($65,360 thousand), respectively, resulting in 196,364,592 shares of outstanding common stock. Epson intends to use the proceeds for financing capital expenditures and for research and development.

10. Net income per share:

Net income per share for the nine months ended December 31, 2003 is as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥33,731	$314,860
Weighted average number of common shares outstanding	182,280,825	
	Yen	U.S. dollars
Net income per share:		
-Basic	¥185.04	$1.73
-Diluted	¥184.84	$1.73

In connection with the offering of the over-allotted shares granted to Nikko Citigroup Limited, 206,553 potential common shares were included in the diluted number of shares outstanding.

11. Reorganization costs:

The reorganization costs for the nine months ended December 31, 2003 mainly represents reorganization for certain overseas manufacturing plants in the display business.

12. Cash flow information:

Cash and cash equivalents at December 31, 2003 was composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥313,230	$2,923,831
Investment securities	1	9
Sub-total	313,231	2,923,840
Less:		
Short-tem bank loans (overdrafts)	(5,847)	(54,578)
Time deposits due over three months	(412)	(3,846)
Investments held for more than three months	(1)	(9)
Cash and cash equivalents	¥306,971	$2,865,407

13. Leases:

As described in Note 2 (14), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the nine months ended December 31, 2003 amounted to ¥2,718 million ($25,371 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at December 31, 2003 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥2,703	$25,231
Furniture and fixtures	6,585	61,467
Intangible assets	1,413	13,190
	10,701	99,888
Less: accumulated depreciation	6,425	59,974
Net book value	¥4,276	$39,914

Depreciation expenses for these leased assets for the nine months ended December 31, 2003 would have been ¥2,515 million ($23,476 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the nine months ended December 31, 2003 would have been ¥82 million ($765 thousand).

Future lease payments for capital leases at December 31, 2003 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2,041	$19,052
Due after one year	2,308	21,544
Total	¥4,349	$40,596

Future lease payments for non-cancelable operating leases as a lessee at December 31, 2003 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2,969	$27,714
Due after one year	9,997	93,317
Total	¥12,966	$121,031

In addition, future lease receipts for non-cancelable operating leases as a lessor at December 31, 2003 were as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥304	$2,838
Due after one year	2,077	19,387
Total	¥2,381	$22,225

14. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at December 31, 2003 was ¥3,900 million ($36,404 thousand). Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at December 31, 2003 was ¥82 million ($765 thousand).

14. Segment information:

(1) Business segment information-

	Millions of yen					Thousands of U.S. dollars
	Nine months ended December 31,				Year ended March 31,	Nine months ended December 31,
	2003	2002	Change		2003	2003
Information-related equipment:						
Net sales						
Customers	¥685,257	¥679,434	¥5,823	0.9%	¥911,459	$6,396,499
Inter-segment	1,992	3,536	(1,544)	(43.7%)	4,398	18,594
Total	687,249	682,970	4,279	0.6%	915,857	6,415,093
Operating expenses	644,600	615,031	29,569	4.8%	835,431	6,016,989
Operating income	¥42,649	¥67,939	¥(25,290)	(37.2%)	¥80,426	$398,104
Electronic devices:						
Net sales						
Customers	¥307,976	¥238,270	¥69,706	29.3%	¥328,460	$2,874,788
Inter-segment	20,897	21,424	(527)	(2.5%)	25,828	195,062
Total	328,873	259,694	69,179	26.6%	354,288	3,069,850
Operating expenses	300,718	282,570	18,148	6.4%	382,288	2,807,038
Operating income (loss)	¥28,155	¥(22,876)	¥51,031	-	¥(28,000)	$262,812
Precision products:						
Net sales						
Customers	¥58,967	¥60,072	¥(1,105)	(1.8%)	¥77,155	$550,425
Inter-segment	2,305	1,940	365	18.8%	2,590	21,516
Total	61,272	62,012	(740)	(1.2%)	79,745	571,941
Operating expenses	58,252	60,788	(2,536)	(4.2%)	79,100	543,751
Operating income	¥3,020	¥1,224	¥1,796	146.7%	¥645	$28,190
Other:						
Net sales						
Customers	¥3,724	¥3,924	¥(200)	(5.1%)	¥5,379	$34,761
Inter-segment	17,961	13,454	4,507	33.5%	20,931	167,656
Total	21,685	17,378	4,307	24.8%	26,310	202,417
Operating expenses	30,570	18,480	12,090	65.4%	30,042	285,354
Operating loss	¥(8,885)	¥(1,102)	¥(7,783)	-	¥(3,732)	$(82,937)
Eliminations and corporate:						
Net Sales	¥(43,155)	¥(40,354)	¥(2,801)	-	¥(53,747)	$(402,828)
Operating expenses	(43,229)	(40,427)	(2,802)	-	(53,768)	(403,519)
Operating income	¥74	¥73	¥1	1.4%	¥21	$691
Consolidated:						
Net Sales	¥1,055,924	¥981,700	¥74,224	7.6%	¥1,322,453	$9,856,473
Operating expenses	990,911	936,442	54,469	5.8%	1,273,093	9,249,613
Operating income	¥65,013	¥45,258	¥19,755	43.6%	¥49,360	$606,860

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, multi-function printers, large format printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers of use in POS systems and personal computers.

Electronic devices segment, including semiconductor products, small and medium-sized LCD modules, TFT LCD modules for LCD projectors, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new business still in the start-up phase, are categorized within "Other".

	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31,				Three months ended December 31,
	2003	2002	Change		2003
Information-related equipment:					
Net sales					
Customers	¥264,120	¥269,568	¥(5,448)	(2.0%)	$2,465,416
Inter-segment	680	1,071	(391)	(36.5%)	6,347
Total	264,800	270,639	(5,839)	(2.2%)	2,471,763
Operating expenses	250,351	236,536	13,815	5.8%	2,336,890
Operating income	¥14,449	¥34,103	¥(19,654)	(57.6%)	$134,873
Electronic devices:					
Net sales					
Customers	¥110,718	¥88,874	¥21,844	24.6%	$1,033,492
Inter-segment	7,803	7,925	(122)	(1.5%)	72,837
Total	118,521	96,799	21,722	22.4%	1,106,329
Operating expenses	99,807	97,425	2,382	2.4%	931,644
Operating income (loss)	¥18,714	¥(626)	¥19,340	-	$174,685
Precision products:					
Net sales					
Customers	¥21,876	¥19,942	¥1,934	9.7%	$204,200
Inter-segment	815	754	61	8.1%	7,608
Total	22,691	20,696	1,995	9.6%	211,808
Operating expenses	21,096	20,074	1,022	5.1%	196,920
Operating income	¥1,595	¥622	¥973	156.4%	$14,888
Other:					
Net sales					
Customers	¥1,356	¥1,319	¥37	2.8%	$12,658
Inter-segment	6,539	4,786	1,753	36.6%	61,038
Total	7,895	6,105	1,790	29.3%	73,696
Operating expenses	10,653	6,993	3,660	52.3%	99,440
Operating loss	¥(2,758)	¥(888)	¥(1,870)	-	$(25,744)
Eliminations and corporate:					
Net Sales	¥(15,837)	¥(14,536)	¥(1,301)	-	$(147,830)
Operating expenses	(15,735)	(14,305)	(1,430)	-	(146,878)
Operating loss	¥(102)	¥(231)	¥129	-	$(952)
Consolidated:					
Net Sales	¥398,070	¥379,703	¥18,367	4.8%	$3,715,766
Operating expenses	366,172	346,723	19,449	5.6%	3,418,016
Operating income	¥31,898	¥32,980	¥(1,082)	(3.3%)	$297,750

(2) Geographic segment information-

	Millions of yen					Thousands of U.S. dollars
	Nine months ended December 31,				Year ended March 31,	Nine months ended December 31,
	2003	2002	Change		2003	2003
Japan:						
Net sales						
Customers	¥520,211	¥473,259	¥46,952	9.9%	¥637,544	$4,855,885
Inter-segment	369,624	366,885	2,739	0.7%	478,441	3,450,238
Total	889,835	840,144	49,691	5.9%	1,115,985	8,306,123
Operating expenses	856,479	821,857	34,622	4.2%	1,097,056	7,994,764
Operating income	¥33,356	¥18,287	¥15,069	82.4%	¥18,929	$311,359
The Americas:						
Net sales						
Customers	¥166,593	¥173,250	¥(6,657)	(3.8%)	¥230,263	$1,555,055
Inter-segment	32,251	29,797	2,454	8.2%	39,315	301,045
Total	198,844	203,047	(4,203)	(2.1%)	269,578	1,856,100
Operating expenses	191,825	197,735	(5,910)	(3.0%)	262,468	1,790,582
Operating income	¥7,019	¥5,312	¥1,707	32.1%	¥7,110	$65,518
Europe:						
Net sales						
Customers	¥213,510	¥183,085	¥30,425	16.6%	¥258,278	$1,992,999
Inter-segment	2,041	3,519	(1,478)	(42.0%)	5,573	19,052
Total	215,551	186,604	28,947	15.5%	263,851	2,012,051
Operating expenses	208,253	181,392	26,861	14.8%	260,665	1,943,927
Operating income	¥7,298	¥5,212	¥2,086	40.0%	¥3,186	$68,124
Asia / Oceania:						
Net sales						
Customers	¥155,610	¥152,106	¥3,504	2.3%	¥196,368	$1,452,534
Inter-segment	369,744	339,223	30,521	9.0%	439,632	3,451,358
Total	525,354	491,329	34,025	6.9%	636,000	4,903,892
Operating expenses	506,592	471,226	35,366	7.5%	620,376	4,728,760
Operating income	¥18,762	¥20,103	¥(1,341)	(6.7%)	¥15,624	$175,132
Eliminations and corporate:						
Net Sales	¥(773,660)	¥(739,424)	¥(34,236)	-	¥(962,961)	$(7,221,693)
Operating expenses	(772,238)	(735,768)	(36,470)	-	(967,472)	(7,208,420)
Operating loss	¥(1,422)	¥(3,656)	¥2,234	-	¥4,511	$(13,273)
Consolidated:						
Net Sales	¥1,055,924	¥981,700	¥74,224	7.6%	¥1,322,453	$9,856,473
Operating expenses	990,911	936,442	54,469	5.8%	1,273,093	9,249,613
Operating income	¥65,013	¥45,258	¥19,755	43.6%	¥49,360	$606,860

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer.

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31,				Three months ended December 31,
	2003	2002	Change		2003
Japan:					
Net sales					
Customers	¥195,772	¥179,925	¥15,847	8.8%	$1,827,425
Inter-segment	133,714	139,588	(5,874)	(4.2%)	1,248,147
Total	329,486	319,513	9,973	3.1%	3,075,572
Operating expenses	314,262	302,113	12,149	4.0%	2,933,464
Operating income	¥15,224	¥17,400	¥(2,176)	(12.5%)	$142,108
The Americas:					
Net sales					
Customers	¥58,825	¥60,820	¥(1,995)	(3.3%)	$549,099
Inter-segment	11,645	13,032	(1,387)	(10.6%)	108,700
Total	70,470	73,852	(3,382)	(4.6%)	657,799
Operating expenses	66,651	71,766	(5,115)	(7.1%)	622,151
Operating income	¥3,819	¥2,086	¥1,733	83.1%	$35,648
Europe:					
Net sales					
Customers	¥88,581	¥79,050	¥9,531	12.1%	$826,855
Inter-segment	484	1,348	(864)	(64.1%)	4,518
Total	89,065	80,398	8,667	10.8%	831,373
Operating expenses	83,536	75,801	7,735	10.2%	779,763
Operating income	¥5,529	¥4,597	¥932	20.3%	$51,610
Asia / Oceania:					
Net sales					
Customers	¥54,892	¥59,908	¥(5,016)	(8.4%)	$512,387
Inter-segment	143,717	135,269	8,448	6.2%	1,341,519
Total	198,609	195,177	3,432	1.8%	1,853,906
Operating expenses	189,810	183,451	6,359	3.5%	1,771,773
Operating income	¥8,799	¥11,726	¥(2,927)	(25.0%)	$82,133
Eliminations and corporate:					
Net Sales	¥(289,560)	¥(289,237)	¥(323)	-	$(2,702,884)
Operating expenses	(288,087)	(286,408)	(1,679)	-	(2,689,135)
Operating loss	¥(1,473)	¥(2,829)	¥1,356	-	$(13,749)
Consolidated:					
Net Sales	¥398,070	¥379,703	¥18,367	4.8%	$3,715,766
Operating expenses	366,172	346,723	19,449	5.6%	3,418,016
Operating income	¥31,898	¥32,980	¥(1,082)	(3.3%)	$297,750

(3) Sales to overseas customers-

	Millions of yen					Thousands of U.S. dollars
	Nine months ended December 31,				Year ended March 31,	Nine months ended December 31,
	2003	2002	Change		2003	2003
Overseas sales:						
The Americas	¥175,856	¥180,727	¥(4,871)	(2.7%)	¥239,936	$1,641,520
Europe	267,004	225,599	41,405	18.4%	318,575	2,492,336
Asia/Oceania	239,824	206,464	33,360	16.2%	274,307	2,238,626
Total	682,684	612,790	69,894	11.4%	832,818	6,372,482
Consolidated sales	¥1,055,924	¥981,700	¥74,224	7.6%	¥1,322,453	$9,856,473
Percentage:						
The Americas	16.7%	18.4%			18.1%	
Europe	25.3	23.0			24.1	
Asia/Oceania	22.7	21.0			20.8	
Total	64.7%	62.4%			63.0%	

	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31,				Three months ended December 31,
	2003	2002	Change		2003
Overseas sales:					
The Americas	¥61,125	¥62,449	¥(1,324)	(2.1%)	$570,569
Europe	102,350	96,676	5,674	5.9%	955,381
Asia/Oceania	86,105	83,047	3,058	3.7%	803,743
Total	249,580	242,172	7,408	3.1%	2,329,693
Consolidated sales	¥398,070	¥379,703	¥18,367	4.8%	$3,715,766
Percentage:					
The Americas	15.4%	16.4%			
Europe	25.7	25.5			
Asia/Oceania	21.6	21.9			
Total	62.7%	63.8%			